IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

02044582

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
JUL 2 9 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for July 29, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-40145
~~333-74674~~
(SEC File Number, if Available)

PROCESSED
JUL 3 1 2002
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5231288v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on July 29, 2002.

CWMBS, INC.

By: [signature]

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWMBS, INC.

CHL Mortgage Pass-Through Trust 2002-HYB2
Mortgage Pass-Through Certificates, Series 2002-HYB2

CHL Mortgage Pass-Through Trust 2002-HYB2

Computational Materials

Countrywide

$[663,392,000] (Approximate)

CWMBS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Manager

The attached tables and other statistical analyses (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the initial pool of Mortgage Loans delivered to the Trust on the Closing Date. Additionally, subsequent Mortgage Loans are expected to be delivered to the Trust during the Pre-Funding Period to create a final pool of Mortgage Loans. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet **Date Prepared: July 1, 2002**

CHL Mortgage Pass-Through Trust 2002-HYB2
$[663,392,000] (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
First Lien Residential Mortgage Loans

Class	Principal Amount ($) (Approx.) (1)	WAL (Yrs) ("Call" (2) (3)/Mat)	Interest Rate Type	Collateral Type	Tranche Type	Expected Ratings Moody's/S&P
1-A-1	128,978,000	2.87 / 3.16	WAC (4)	1 Yr LIBOR/Jumbo	Senior	Aaa/AAA
2-A-1	41,786,000	2.86 / 3.15	WAC (4)	1 Yr LIBOR/Conf.	Senior	Aaa/AAA
3-A-1	9,525,000	2.87 / 3.16	WAC (4)	1 Yr CMT	Senior	Aaa/AAA
4-A-1	41,252,000	2.88 / 3.17	WAC (4)	6 Mo./LIBOR/Alt-A	Senior	Aaa/AAA
5-A-1	200,485,000	2.47 / 3.17	WAC (4)	1 Yr LIBOR	Senior	Aaa/AAA
6-A-1	178,206,000	2.47 / 3.18	WAC (4)	6 Mo./LIBOR/Alt-A	Senior	Aaa/AAA
7-A-1	63,160,000	2.82 / 3.18	WAC (4)	1 Yr Mixed	Senior	Aaa/AAA
1-X	(5)	N/A	Variable (6) (7)	Mixed	Senior	Aaa/AAA
M	Not Offered		WAC (8)	Mixed	Mezzanine	Aa2/AA
B-1	Not Offered		WAC (8)	Mixed	Subordinate	A2/A
B-2	Not Offered		WAC (8)	Mixed	Subordinate	Baa2/BBB
B-3	Privately		WAC (8)	Mixed	Subordinate	Ba2/BB
B-4	Placed		WAC (8)	Mixed	Subordinate	B2/B
B-5	Certificates		WAC (8)	Mixed	Subordinate	NR/NR
Total:	$663,392,000 (9)					

(1) The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans which have an initial fixed rate period of three, five, seven or ten years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(2) The WAL to "the Call" on the Class 5-A-1, Class 6-A-1 and Class 7-A-1 Certificates are shown to the related Wavg Roll Date at a pricing speed of 25% CPR. The WAL on the Class 1-A-1, Class 2-A-1, Class 3-A-1, Class 4-A-1 and Subordinate Certificates are shown to the 10% optional call date at a pricing speed of 25% CPR.

(3) All Classes of Certificates are subject to a 10% optional termination as described herein.

(4) The Certificate Interest Rate for the Class 1-A-1, Class 2-A-1, Class3-A-1, Class 4-A-1, Class 5-A-1, Class 6-A-1 and Class 7-A-1 Certificates will be equal to the Net WAC (as defined herein) of the Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Mortgage Loans, respectively.

(5) The notional balance of the Class 1-X Certificates is equal to the sum of the unpaid principal balances of the Mortgage Loans in each contributing Loan Group, until the Wavg Roll Date for such Loan Group. After each related Wavg Roll Date, the notional balance of the Class 1-X Certificates related to such Loan Group will equal zero.

(6) The Certificate Interest Rate for the Class 1-X Certificates in any period will be a rate equal to the weighted average of the Contributing Rate for each Loan Group, weighted on the basis of the balance of the Mortgage Loans in each such Loan Group plus any amounts in the Pre-Funding Account related to such Loan Group.

(7) The Class 1-X Certificates will receive interest payments related to the (a) Group I, (b) Group II, (c) Group III, (d) Group IV, (e) Group V, (f) Group VI and (g) Group VII Mortgage Loans only up to and including the Wavg Roll Date for such Loan Group.

(8) The Certificate Interest Rate for the Subordinate Certificates will be equal to the Net WAC of the Mortgage Loans in each Loan Group (weighted on the basis of the related subordinate components).

(9) Does not include the Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 Certificate balances and Interest Only Certificates' notional balance.

Depositor:	CWMBS, Inc.
Seller:	Countrywide Home Loans, Inc.
Master Servicer:	Countrywide Home Loans Servicing LP
Primary Servicers:	It is expected that the Mortgage Loans will be serviced primarily by Countrywide Home Loans Servicing LP, Wells Fargo Bank and Bank of America which will directly service approximately 95%, 2%, and 2%, respectively, of the principal balances of the Mortgage Loans, as of the initial Cut-off Date.
Lead Underwriter:	Countrywide Securities Corporation.
Trustee:	The Bank of New York.
Rating Agencies:	Moody's and Standard & Poor's are expected to provide ratings on the Class 1-A-1, Class 2-A-1, Class 3-A-1, Class 4-A-1, Class 5-A-1, Class 6-A-1, Class 7-A-1, Class 1-X, Class M, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates. The Class B-5 Certificates will not be rated.
Sample Pool Calculation Date:	All references herein to principal balances as of such date includes the application of scheduled payments due on or before July 1, 2002, which payments were applied to the actual balances of the Mortgage Loans as of various recent dates.
Cut-off Date:	July 1, 2002.
Closing Date:	On or about July 30, 2002.
Pricing Date:	On or about July [10], 2002.
Settlement Date:	On or about July [30], 2002.
Primary Servicer Remittance Date:	The 18th of each month (or if such day is not a business day, the next succeeding business day), commencing in August 2002.
Distribution Date:	The business day immediately following the Primary Servicer Remittance Date, commencing in August 2002.
Certificates:	The ***"Senior Certificates"*** will consist of (i) the Class 1-A-1 Certificates (the "***Group I Certificates***"), (ii) the Class 2-A-1 Certificates (the "***Group II Certificates***"), (iii) the Class 3-A-1 Certificates (the "***Group III Certificates***"), (iv) the Class 4-A-1 Certificates (the "***Group IV Certificates***"), (v) the Class 5-A-1 Certificates (the "***Group V Certificates***"), (vi) the Class 6A-1 Certificates (the ***"Group VI Certificates"***), (vii) the Class 7A-1 Certificates (the ***"Class VII Certificates"***) and (viii) the Class 1-X Certificates (the ***"Interest Only Certificates"***).
	The "***Subordinate Certificates***" will consist of the Class M, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates and are supported by the cash flow on all of the Mortgage Loans. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" Only the Senior Certificates and the Class M, Class

B-1 and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.

Generally, each Group of Senior Certificates (other than the Interest Only Certificates) will receive principal and interest from the related Loan Group. The Class 1-X Certificates will receive interest from the Mortgage Loans in each Loan Group. The Subordinate Certificates may receive principal and interest from any Loan Group.

Registration: The Offered Certificates will be made available in book-entry form through DTC.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, subject to certain restrictions set forth in the transaction documents, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (a) the aggregate principal balance as of the initial Cut-off Date of the Mortgage Loans included in the pool on the Closing Date and (b) the initial Pre-Funded Amount deposited to the Pre-Funding Account on the Closing Date.

Mortgage Loans: The aggregate principal balance of the Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $628,858,359, and (ii) as of the end of the Pre-Funding Period is expected to be $696,472,964 plus or minus ten percent (10%). All the Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "***Sample Pool***") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the trust on the Closing Date or during the Funding Period. It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and during the Funding Period and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. See the attached Collateral Tables attached hereto as Appendix A.

With respect to each Loan Group, the final pool of Mortgage Loans will be different from the Sample Pool, although the characteristics of such final pool are not expected to differ materially from those of the Sample Pool.

Group I Mortgage Loans:	The aggregate principal balance of the Group I Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $114,562,306, and (ii) as of the end of the Funding Period is expected to be $135,410,000, plus or minus ten percent (10%). The Group I Mortgage Loans will generally have balances which do not conform to FNMA guidelines and interest rates which have an initial fixed rate period of three years and thereafter adjust annually based on the one-year LIBOR index.
Group II Mortgage Loans:	The aggregate principal balance of the Group II Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $43,869,371, and (ii) as of the end of the Funding Period is expected to be $43,869,000, plus or minus ten percent (10%). The Group II Mortgage Loans will generally have balances which conform to FNMA guidelines and interest rates which have an initial fixed rate period of three years and thereafter adjust annually based on the one-year LIBOR index.
Group III Mortgage Loans:	The aggregate principal balance of the Group III Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $8,286,382, and (ii) as of the end of the Funding Period is expected to be $10,000,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of three years and thereafter adjust annually based on the one-year CMT index.
Group IV Mortgage Loans:	The aggregate principal balance of the Group IV Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $43,308,704, and (ii) as of the end of the Funding Period is expected to be $43,309,000, plus or minus ten percent (10%). The Group IV Mortgage Loans were, generally, originated or acquired by GreenPoint Mortgage Funding and have interest rates with an initial fixed rate period of three years and thereafter adjust semi-annually based on the six-month LIBOR index.
Group V Mortgage Loans:	The aggregate principal balance of the Group V Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $165,429,402, and (ii) as of the end of the Funding Period is expected to be $210,483,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of five years and thereafter adjust annually based on the one-year LIBOR index
Group VI Mortgage Loans:	The aggregate principal balance of the Group VI Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $187,092,786, and (ii) as of the end of the Funding Period is expected to be $187,093,000, plus or minus ten percent (10%). The Group VI Mortgage Loans were, generally, originated or acquired by GreenPoint Mortgage Funding and have interest rates with an initial fixed rate period of five years and thereafter adjust semi-annually based, primarily, on the six-month LIBOR index.
Group VII Mortgage Loans:	The aggregate principal balance of the Group VII Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $66,309,408, and (ii) as of the end of the Funding Period is expected to be $66,310,000, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of seven years or ten years and thereafter adjust annually based on the one-year CMT or one-year LIBOR index

Pre-Funded Amount: A deposit of no more than approximately $174,118,240 (the initial "***Pre-Funded Amount***") will be made to a pre-funding account (the "***Pre-Funding Account***") on the Closing Date. From the Closing Date through and including October 20, 2002 (the "***Funding Period***"), (i) not more than approximately $33,852,400 of the Pre-Funded Amount is expected to be used to purchase subsequent Group I Mortgage Loans (the ***"Subsequent Group I Mortgage Loans"***), (ii) not more than approximately $10,967,300 of the Pre-Funded Amount will be used to purchase subsequent Group II Mortgage Loans (the ***"Subsequent Group II Mortgage Loans"***), (iii) not more than approximately $2,500,000 of the Pre-Funded Amount will be used to purchase subsequent Group III Mortgage Loans (the ***"Subsequent Group III Mortgage Loans"***), (iv) not more than approximately $10,827,100 of the Pre-Funded Amount will be used to purchase subsequent Group IV Mortgage Loans (the ***"Subsequent Group IV Mortgage Loans"***), (v) not more than approximately $52,620,700 of the Pre-Funded Amount will be used to purchase subsequent Group V Mortgage Loans (the ***"Subsequent Group V Mortgage Loans"***), (vi) not more than approximately $46,773,100 of the Pre-Funded Amount will be used to purchase subsequent Group VI Mortgage Loans (the ***"Subsequent Group VI Mortgage Loans"***) and (vii) not more than approximately $16,577,300 of the Pre-Funded Amount will be used to purchase subsequent Group VI Mortgage Loans (the ***"Subsequent Group VI Mortgage Loans"***). The Pre-Funded Amount will be used to purchase the Subsequent Group I, Group II, Group III, Group IV, Group V, Group VI and Group VI Mortgage Loans (the "***Subsequent Mortgage Loans***") having similar characteristics as the Mortgage Loans in the applicable Loan Group as of the Sample Pool Calculation Date. Any portion of the Pre-Funded Amount related to a loan group remaining on the last day of the Funding Period will be distributed as principal on the Offered Certificates related to such loan group on the immediately following Distribution Date.

Wavg Roll Date: The "***Wavg Roll Date***" for the Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Mortgage Loans (collectively, the "Mortgage Loans") is the Distribution Date in June 2005, April 2005, May 2005, May 2005, May 2007, May 2007 and August 2009, respectively.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Expense Fee Rate: The ***"Expense Fee Rate"*** is comprised of primary servicing fees, master servicing fees, lender paid mortgage insurance premiums and the trustee fee, each, as applicable. The Expense Fee Rate will be equal to approximately (a) with respect to a Mortgage Loan in a Loan Group and the period prior to the initial interest rate adjustment for that Mortgage Loan, 0.304%, 0.442%, 0.299%, 0.259%, 0.272%, 0.259% and 0.301%, and (b) thereafter, 0.304%, 0.442%, 0.299%, 0.259%, 0.395%, 0.383% and 0.366%, in each case, with respect to the Group I, II, III, IV, V, VI and VII Mortgage Loans, respectively.

Contributing Rate: The ***"Contributing Rate"*** for any period prior to the related Wavg Roll Date is equal to approximately 0.926000%, 0.292561%, 0.871000%, 1.406000%, 1.457186%, 1.628000% and 0.860729% for the Group I, Group II, Group III, Group IV, Group V, Group VI and Group VII Mortgage Loans, respectively. After the related Wavg Roll Date, the Contributing Rate for such Loan Group will be zero.

Net WAC: The ***"Net WAC,"*** with respect to each Loan Group, will be equal to the weighted average gross interest rate on the related Mortgage Loans less (a) the weighted average Expense Fee Rate for such Loan Group and (b) the Contributing Rate for such Loan Group.

Accrued Interest: The price to be paid for the Offered Certificates by investors who elect to settle bonds on the Settlement Date will include accrued interest from the Cut-off Date up to, but not including, the Settlement Date. Investors settling Offered Certificates on alternate dates may pay more or less accrued interest, as applicable.

Interest Accrual Period: The interest accrual period with respect to all the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the <u>Senior Certificates</u> will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the <u>Class M Certificates</u> will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the <u>Class B-1 Certificates</u> will consist of the subordination of the Class B-2, Class B-3, Class B-4, and Class B-5 Certificates.

Credit enhancement for the <u>Class B-2 Certificates</u> will consist of the subordination of the Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the <u>Class B-3 Certificates</u> will consist of the subordination of the Class B-4 and Class B-5 Certificates.

Credit enhancement for the <u>Class B-4 Certificates</u> will consist of the subordination of the Class B-5 Certificates.

Shifting Interest: Until the first Distribution Date occurring after July 2012, the Subordinate Certificates will be locked out from receipt of any principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance and cross-collateralization triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments from each Loan Group. The prepayment percentages on the Subordinate Certificates, per Loan Group, are as follows:

August 2002 – July 2012	0% Pro Rata Share
August 2012 – July 2013	30% Pro Rata Share
August 2013 – July 2014	40% Pro Rata Share
August 2014 – July 2015	60% Pro Rata Share
August 2015 – July 2016	80% Pro Rata Share
August 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided to the Senior Certificates by the Subordinate Certificates doubles (from the initial credit enhancement percentage), all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to the third anniversary of the initial Cut-off Date (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement), the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments) until the third anniversary of the initial Cut-off Date.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (i.e., the then current aggregate principal balance of the Group I, Group II, Group III, Group IV, Group V, Group VI or Group VII Certificates, as applicable, divided by the aggregate principal balance of the mortgage loans in the related Loan Group) exceeds the applicable initial senior percentage (i.e., the aggregate principal balance of the Group I, Group II, Group III, Group IV, Group V, Group VI or Group VII Certificates, as applicable, as of the Closing Date, divided by the sum of the aggregate principal balance of the mortgage loans in the related Loan Group as of the initial Cut-off Date and the related Pre-Funded Amount), the related Senior Certificates will receive all unscheduled prepayments from the related Loan Group, regardless of any prepayment percentages.

Allocation of Losses:

Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance has been reduced to zero; *thereafter*, to the related Senior Certificates until the respective class principal balance has been reduced to zero.

Excess losses from a Loan Group (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to (a) the related Senior Certificates and (b) the related subordinate component.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, from the related Loan Group (or, with respect to Class 1-X Certificates, from all of the Loan Groups), accrued and unpaid interest at the related Certificate Interest Rate;
2)
   (a) to the Group I Certificates, principal from the related Loan Group*;
   (b) to the Group II Certificates, principal from the related Loan Group*;
   (c) to the Group III Certificates, principal from the related Loan Group*;
   (d) to the Group IV Certificates, principal from the related Loan Group*;
   (e) to the Group V Certificates, principal from the related Loan Group*;
   (f) to the Group VI Certificates, principal from the related Loan Group*;
   (g) to the Group VII Certificates, principal from the related Loan Group*;
3) To the Class M Certificates, accrued and unpaid interest at the related Class M Certificate Interest Rate;
4) To the Class M Certificates, principal;

5) To the Class B-1 Certificates, accrued and unpaid interest at the related Class B-1 Certificate Interest Rate;
6) To the Class B-1 Certificates, principal;
7) To the Class B-2 Certificates, accrued and unpaid interest at the related Class B-2 Certificate Interest Rate;
8) To the Class B-2 Certificates, principal;
9) To the Class B3, Class B4 and Class B5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal; and
10) Residual Certificate, any remaining amount.

* *Under certain delinquency and loss scenarios (as described in the prospectus supplement), principal from an unrelated Loan Group is used to pay the Senior Certificates related to another Loan Group.*

[Yield Tables and Collateral Tables to Follow]

Yield Tables

Class 1-A-1 to Call

Coupon	4.929%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	4.43	4.36	4.30	4.14	3.92	3.63	3.26
WAL (yr)	18.33	6.83	4.82	2.87	1.95	1.41	1.07
MDUR (yr)	11.51	5.31	3.99	2.54	1.79	1.33	1.02
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	10/30	9/19	1/15	2/10	10/07	5/06	6/05

Class 1-A-1 to Maturity

Coupon	4.929%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	4.43	4.36	4.31	4.16	3.96	3.70	3.35
WAL (yr)	18.42	7.27	5.24	3.16	2.15	1.55	1.16
MDUR (yr)	11.53	5.49	4.19	2.73	1.93	1.44	1.10
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	6/32	6/32	6/32	6/32	6/32	6/32	6/32

Class 2-A-1 to Call

Coupon	5.004%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-20	4.25	4.22	4.18	4.05	3.85	3.58	3.20
WAL (yr)	18.12	6.80	4.80	2.86	1.95	1.41	1.07
MDUR (yr)	11.54	5.30	3.98	2.54	1.79	1.33	1.02
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	10/30	9/19	1/15	2/10	10/07	5/06	6/05

Class 2-A-1 to Maturity

Coupon	5.004%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-20	4.25	4.22	4.18	4.06	3.88	3.63	3.28
WAL (yr)	18.19	7.22	5.21	3.15	2.14	1.55	1.16
MDUR (yr)	11.56	5.48	4.18	2.72	1.93	1.44	1.10
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	4/32	4/32	4/32	4/32	4/32	4/32	4/32

Class 3-A-1 to Call

Coupon	4.953%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	4.58	4.47	4.40	4.21	3.97	3.66	3.29
WAL (yr)	18.37	6.84	4.82	2.87	1.95	1.41	1.07
MDUR (yr)	11.40	5.30	3.98	2.54	1.79	1.33	1.02
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	10/30	9/19	1/15	2/10	10/07	5/06	6/05

Class 3-A-1 to Maturity

Coupon	4.953%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	4.58	4.48	4.41	4.24	4.02	3.74	3.39
WAL (yr)	18.45	7.28	5.24	3.16	2.15	1.55	1.16
MDUR (yr)	11.43	5.47	4.18	2.73	1.93	1.44	1.10
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

Class 4-A-1 to Call

Coupon	5.014%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	4.46	4.40	4.34	4.20	3.99	3.71	3.34
WAL (yr)	18.32	6.85	4.83	2.88	1.95	1.42	1.07
MDUR (yr)	11.47	5.30	3.98	2.54	1.79	1.33	1.02
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	10/30	9/19	1/15	2/10	10/07	5/06	6/05

Class 4-A-1 to Maturity

Coupon	5.014%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	4.46	4.40	4.35	4.22	4.02	3.77	3.43
WAL (yr)	18.40	7.28	5.25	3.17	2.15	1.56	1.16
MDUR (yr)	11.49	5.48	4.19	2.73	1.93	1.44	1.10
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

Class 5-A-1 to Wavg Roll Date

Coupon	4.633%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-08	4.56	4.53	4.51	4.46	4.40	4.33	4.23
WAL (yr)	4.65	3.61	3.18	2.47	1.91	1.48	1.14
MDUR (yr)	4.09	3.21	2.84	2.23	1.75	1.37	1.07
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	5/07	5/07	5/07	5/07	5/07	5/07	5/07

Class 5-A-1 to Maturity

Coupon	4.633%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 100-08	4.34	4.40	4.42	4.42	4.39	4.32	4.23
WAL (yr)	18.45	7.30	5.26	3.17	2.15	1.55	1.16
MDUR (yr)	11.68	5.50	4.19	2.72	1.92	1.43	1.09
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

Class 6-A-1 to Wavg Roll

Coupon	5.074%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-00	4.82	4.74	4.69	4.57	4.41	4.22	3.96
WAL (yr)	4.67	3.63	3.19	2.47	1.92	1.48	1.14
MDUR (yr)	4.06	3.19	2.83	2.23	1.75	1.37	1.07
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	5/07	5/07	5/07	5/07	5/07	5/07	5/07

Class 6-A-1 to Maturity

Coupon	5.074%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-00	4.52	4.58	4.58	4.53	4.41	4.22	3.97
WAL (yr)	18.61	7.35	5.29	3.18	2.16	1.56	1.17
MDUR (yr)	11.47	5.44	4.16	2.71	1.92	1.43	1.09
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

Class 7-A-1 to Wavg Roll

Coupon	5.365%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 100-16	5.22	5.19	5.16	5.09	5.00	4.87	4.71
WAL (yr)	6.72	4.68	3.93	2.82	2.06	1.53	1.16
MDUR (yr)	5.48	3.92	3.33	2.46	1.84	1.40	1.08
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	8/09	8/09	8/09	8/09	8/09	8/09	8/09

Class 7-A-1 to Maturity

Coupon	5.365%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 100-16	4.79	4.98	5.03	5.05	4.99	4.87	4.71
WAL (yr)	18.57	7.34	5.28	3.18	2.15	1.56	1.16
MDUR (yr)	11.07	5.29	4.06	2.66	1.89	1.41	1.08
First Prin Pay	8/02	8/02	8/02	8/02	8/02	8/02	8/02
Last Prin Pay	5/32	5/32	5/32	5/32	5/32	5/32	5/32

[Collateral Tables to Follow]

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Internal Report

Countrywide Mortgage Pass-Through Trust 2002-HYB2

Aggregate Collateral

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,600	
Total Outstanding Balance		$628,858,359	
Average Loan Balance		$393,036	$33,980 to $1,498,800
WA Mortgage Rate		6.496%	4.000% to 8.125%
Net WAC		6.208%	3.616% to 7.866%
ARM Characteristics			
WA Gross Margin		2.507%	2.250% to 3.875%
WA Months to First Roll		53	27 to 114
WA First Periodic Cap		4.194%	2.000% to 5.000%
WA Subsequent Periodic Cap		1.634%	1.000% to 2.250%
WA Lifetime Cap		11.833%	10.000% to 14.125%
WA Lifetime Floor		2.508%	2.250% to 3.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	347 to 360
WA Age (months)		2	0 to 13
WA LTV		74.56%	26.36% to 100.00%
WA FICO		715	
WA DTI%			
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		5.17%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	60.81%	SFR	68.78%	FULL DO	52.88%	PUR	49.65%	OO	98.04%	0	94.83%
IL	4.48%	PUD	23.22%	REDUCE	36.04%	RNC	33.52%	2H	1.52%	30	0.07%
CO	3.46%	CND	7.07%	NIV	10.77%	RCO	16.83%	INV	0.44%	36	2.81%
WA	3.29%	2-4U	0.52%	STATED	0.17%					60	2.30%
MI	2.44%	HI-COND	0.36%	NINA	0.14%						

Loan Group I (3/1 Hybrid LIBOR Jumbo)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 LIBOR	257	$114,562,306	100.00
	257	**$114,562,306**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 300,000.01 to $ 350,000	49	$16,165,805	14.11
$ 350,000.01 to $ 400,000	85	$32,303,897	28.20
$ 400,000.01 to $ 450,000	29	$12,271,704	10.71
$ 450,000.01 to $ 500,000	33	$15,771,071	13.77
$ 500,000.01 to $ 550,000	17	$8,905,094	7.77
$ 550,000.01 to $ 600,000	13	$7,483,458	6.53
$ 600,000.01 to $ 650,000	22	$13,996,753	12.22
$ 650,000.01 to $ 700,000	2	$1,358,120	1.19
$ 700,000.01 to $ 750,000	1	$749,848	0.65
$ 750,000.01 to $1,000,000	5	$4,358,022	3.80
$1,000,000.01 to $1,500,000	1	$1,198,535	1.05
	257	**$114,562,306**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.375	6	$2,650,389	2.31
5.500	10	$4,362,116	3.81
5.625	13	$6,257,160	5.46
5.750	19	$8,233,036	7.19
5.875	19	$8,468,915	7.39
6.000	24	$10,445,264	9.12
6.125	51	$22,535,760	19.67
6.250	51	$23,945,989	20.90
6.375	24	$10,182,753	8.89
6.500	7	$3,375,292	2.95
6.625	9	$4,012,342	3.50
6.750	4	$1,856,204	1.62
6.875	7	$2,595,813	2.27
7.000	5	$2,027,312	1.77
7.125	1	$351,435	0.31
7.250	4	$1,527,588	1.33
7.375	1	$381,609	0.33
7.500	1	$356,250	0.31
7.625	1	$997,077	0.87
	257	**$114,562,306**	**100.00**

Loan Group I (3/1 Hybrid LIBOR Jumbo)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	257	$114,562,306	100.00
	257	**$114,562,306**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	15	$7,899,694	6.90
50.01 - 55.00	13	$6,695,244	5.84
55.01 - 60.00	11	$5,769,474	5.04
60.01 - 65.00	13	$6,409,467	5.59
65.01 - 70.00	36	$16,232,172	14.17
70.01 - 75.00	32	$13,492,877	11.78
75.01 - 80.00	105	$45,725,276	39.91
80.01 - 85.00	4	$1,739,863	1.52
85.01 - 90.00	12	$4,761,996	4.16
90.01 - 95.00	16	$5,836,243	5.09
	257	**$114,562,306**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	1	$370,500	0.32
AZ	4	$1,710,845	1.49
CA	115	$50,092,696	43.73
CO	8	$2,952,099	2.58
CT	2	$798,924	0.70
DE	1	$646,977	0.56
FL	8	$4,181,575	3.65
GA	3	$1,192,594	1.04
HI	1	$642,000	0.56
IL	17	$7,965,173	6.95
IN	5	$2,512,876	2.19
KS	2	$792,381	0.69
KY	1	$320,000	0.28
MD	3	$1,516,664	1.32
MA	7	$3,070,137	2.68
MI	18	$7,959,014	6.95
MO	6	$2,428,992	2.12
NV	3	$985,964	0.86
NH	2	$846,213	0.74
NJ	7	$2,918,165	2.55
NM	1	$396,905	0.35
NY	3	$1,944,105	1.70
NC	3	$1,614,018	1.41
OH	4	$1,758,798	1.54

Loan Group I (3/1 Hybrid LIBOR Jumbo)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OK	2	$1,102,813	0.96
OR	1	$643,535	0.56
PA	2	$660,060	0.58
SC	2	$718,534	0.63
TN	2	$918,710	0.80
TX	6	$3,079,823	2.69
UT	7	$3,309,665	2.89
VA	1	$319,361	0.28
WA	6	$2,700,231	2.36
WI	2	$844,756	0.74
WY	1	$647,201	0.56
	257	**$114,562,306**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	1	$379,531	0.33
781 - 800	19	$9,154,481	7.99
761 - 780	39	$16,699,041	14.58
741 - 760	36	$15,052,110	13.14
721 - 740	44	$19,524,407	17.04
701 - 720	45	$19,349,119	16.89
681 - 700	32	$16,457,106	14.37
661 - 680	14	$6,386,094	5.57
641 - 660	18	$7,869,197	6.87
621 - 640	8	$3,310,182	2.89
541 - 560	1	$381,038	0.33
	257	**$114,562,306**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	183	$83,227,180	72.65
PUD	68	$28,664,979	25.02
CND	6	$2,670,147	2.33
	257	**$114,562,306**	**100.00**

Loan Group I (3/1 Hybrid LIBOR Jumbo)

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	126	$54,281,847	47.38
RNC	110	$51,245,764	44.73
RCO	21	$9,034,695	7.89
	257	**$114,562,306**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	252	$112,161,596	97.90
2H	4	$2,009,049	1.75
INV	1	$391,660	0.34
	257	**$114,562,306**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL DOC	156	$71,297,890	62.24
REDUCED	101	$43,264,416	37.76
	257	**$114,562,306**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	245	$109,830,335	95.87
3.001 - 4.000	12	$4,731,971	4.13
	257	**$114,562,306**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10/04	1	$643,535	0.56
11/04	2	$702,876	0.61
03/05	1	$330,906	0.29
04/05	8	$4,203,015	3.67
05/05	83	$37,972,358	33.15
06/05	119	$52,736,182	46.03
07/05	43	$17,973,434	15.69
	257	**$114,562,306**	**100.00**

Loan Group I (3/1 Hybrid LIBOR Jumbo)

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	3	$1,346,411	1.18
32 - 37	254	$113,215,895	98.82
	257	**$114,562,306**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11.001 - 12.000	91	$40,416,881	35.28
12.001 - 13.000	158	$70,531,465	61.57
13.001 - 14.000	8	$3,613,960	3.15
	257	**$114,562,306**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	257	$114,562,306	100.00
	257	**$114,562,306**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	257	$114,562,306	100.00
	257	**$114,562,306**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	245	$109,830,335	95.87
3.001 - 4.000	12	$4,731,971	4.13
	257	**$114,562,306**	**100.00**

Loan Group II (3/1 Hybrid LIBOR Conforming)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 LIBOR	267	$43,869,371	100.00
	267	**$43,869,371**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	1	$48,351	0.11
$ 50,000.01 to $ 100,000	47	$3,866,940	8.81
$ 100,000.01 to $ 150,000	81	$10,229,397	23.32
$ 150,000.01 to $ 200,000	61	$10,512,313	23.96
$ 200,000.01 to $ 250,000	43	$9,515,627	21.69
$ 250,000.01 to $ 300,000	31	$8,646,954	19.71
$ 300,000.01 to $ 350,000	2	$600,111	1.37
$ 400,000.01 to $ 450,000	1	$449,678	1.03
	267	**$43,869,371**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.000	1	$254,890	0.58
4.250	2	$276,922	0.63
4.375	1	$172,659	0.39
4.500	3	$576,638	1.31
4.625	1	$141,732	0.32
4.750	3	$410,552	0.94
4.875	5	$915,322	2.09
5.000	6	$874,621	1.99
5.125	11	$1,815,214	4.14
5.250	17	$3,067,284	6.99
5.375	17	$2,592,761	5.91
5.500	32	$5,446,660	12.42
5.625	23	$3,510,167	8.00
5.750	34	$5,897,343	13.44
5.875	32	$5,260,218	11.99
6.000	18	$2,687,021	6.13
6.125	9	$1,433,065	3.27
6.250	15	$2,363,390	5.39
6.375	10	$1,966,146	4.48
6.500	12	$1,622,458	3.70
6.625	1	$183,505	0.42
6.750	5	$896,856	2.04
6.875	2	$283,739	0.65
7.000	2	$362,770	0.83
7.125	1	$181,299	0.41
7.250	1	$219,804	0.50

Loan Group II (3/1 Hybrid LIBOR Conforming)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7.375	2	$265,888	0.61
8.125	1	$190,445	0.43
	267	**$43,869,371**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	267	$43,869,371	100.00
	267	**$43,869,371**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	2	$443,460	1.01
55.01 - 60.00	1	$286,607	0.65
60.01 - 65.00	3	$778,600	1.77
65.01 - 70.00	8	$1,463,365	3.34
70.01 - 75.00	22	$3,355,306	7.65
75.01 - 80.00	154	$26,136,323	59.58
80.01 - 85.00	2	$262,178	0.60
85.01 - 90.00	1	$181,299	0.41
90.01 - 95.00	74	$10,962,234	24.99
	267	**$43,869,371**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	5	$554,753	1.26
AZ	14	$2,622,038	5.98
CA	26	$5,889,563	13.43
CO	22	$4,506,882	10.27
DE	2	$340,087	0.78
FL	7	$915,373	2.09
GA	11	$2,024,654	4.62
HI	1	$449,678	1.03
ID	3	$329,740	0.75
IL	12	$2,503,470	5.71
IN	12	$1,387,097	3.16
IA	2	$192,096	0.44
KS	7	$1,084,515	2.47
KY	3	$449,847	1.03
LA	3	$310,115	0.71
MD	1	$110,784	0.25
MA	2	$582,669	1.33

Loan Group II (3/1 Hybrid LIBOR Conforming)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
MI	21	$3,020,153	6.88
MN	5	$954,185	2.18
MO	6	$786,150	1.79
MT	1	$144,167	0.33
NV	4	$661,866	1.51
NJ	2	$208,627	0.48
NM	1	$128,630	0.29
NC	19	$2,644,512	6.03
OH	8	$1,012,997	2.31
OK	1	$114,040	0.26
OR	5	$790,077	1.80
PA	7	$689,257	1.57
SC	1	$59,634	0.14
TN	5	$570,728	1.30
TX	7	$1,075,944	2.45
UT	8	$1,267,505	2.89
VA	5	$950,975	2.17
WA	15	$2,766,908	6.31
WI	13	$1,769,653	4.03
	267	**$43,869,371**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
781 - 800	1	$299,293	0.68
761 - 780	3	$732,921	1.67
741 - 760	4	$824,942	1.88
721 - 740	2	$452,116	1.03
701 - 720	7	$1,143,580	2.61
681 - 700	58	$9,546,773	21.76
661 - 680	94	$14,798,750	33.73
641 - 660	62	$10,347,373	23.59
621 - 640	32	$4,880,650	11.13
601 - 620	3	$559,596	1.28
581 - 600	1	$283,377	0.65
	267	**$43,869,371**	**100.00**

Loan Group II (3/1 Hybrid LIBOR Conforming)

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	178	$27,720,411	63.19
PUD	57	$11,046,027	25.18
CND	27	$4,679,175	10.67
MNF	4	$367,096	0.84
2-4U	1	$56,662	0.13
	267	**$43,869,371**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
RNC	141	$21,681,249	49.42
RCO	68	$11,678,483	26.62
PUR	58	$10,509,639	23.96
	267	**$43,869,371**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	259	$42,575,415	97.05
2H	3	$660,898	1.51
INV	5	$633,058	1.44
	267	**$43,869,371**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL DOC	254	$41,008,139	93.48
REDUCED	13	$2,861,231	6.52
	267	**$43,869,371**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	246	$40,415,628	92.13
3.001 - 4.000	21	$3,453,742	7.87
	267	**$43,869,371**	**100.00**

Loan Group II (3/1 Hybrid LIBOR Conforming)

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
01/05	2	$149,012	0.34
02/05	9	$1,553,003	3.54
03/05	62	$9,966,949	22.72
04/05	77	$11,721,137	26.72
05/05	77	$13,191,551	30.07
06/05	40	$7,287,718	16.61
	267	**$43,869,371**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	11	$1,702,015	3.88
32 - 37	256	$42,167,356	96.12
	267	**$43,869,371**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	21	$3,368,446	7.68
11.001 - 12.000	182	$30,085,102	68.58
12.001 - 13.000	57	$9,044,907	20.62
13.001 - 14.000	5	$925,581	2.11
14.001 - 15.000	1	$190,445	0.43
9.001 - 10.000	1	$254,890	0.58
	267	**$43,869,371**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	267	$43,869,371	100.00
	267	**$43,869,371**	**100.00**

Loan Group II (3/1 Hybrid LIBOR Conforming)

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	267	$43,869,371	100.00
	267	**$43,869,371**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	246	$40,415,628	92.13
3.001 - 4.000	21	$3,453,742	7.87
	267	**$43,869,371**	**100.00**

Loan Group III (3/1 Hybrid CMT)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 CMT	19	$8,286,382	100.00
	19	**$8,286,382**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 250,000.01 to $ 300,000	1	$273,008	3.29
$ 300,000.01 to $ 350,000	5	$1,613,749	19.47
$ 350,000.01 to $ 400,000	3	$1,131,772	13.66
$ 400,000.01 to $ 450,000	2	$888,223	10.72
$ 450,000.01 to $ 500,000	3	$1,400,872	16.91
$ 500,000.01 to $ 550,000	2	$1,029,813	12.43
$ 550,000.01 to $ 600,000	1	$556,804	6.72
$ 600,000.01 to $ 650,000	1	$648,140	7.82
$ 700,000.01 to $ 750,000	1	$744,000	8.98
	19	**$8,286,382**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.500	2	$837,576	10.11
5.625	1	$556,804	6.72
5.750	2	$964,431	11.64
5.875	1	$273,008	3.29
6.000	2	$947,622	11.44
6.125	3	$1,100,466	13.28
6.250	4	$1,776,339	21.44
6.375	1	$311,735	3.76
6.500	1	$744,000	8.98
7.000	1	$449,060	5.42
7.250	1	$325,340	3.93
	19	**$8,286,382**	**100.00**

Loan Group III (3/1 Hybrid CMT)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	19	$8,286,382	100.00
	19	**$8,286,382**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	1	$490,000	5.91
50.01 - 55.00	1	$648,140	7.82
60.01 - 65.00	2	$960,242	11.59
65.01 - 70.00	1	$366,000	4.42
75.01 - 80.00	11	$4,873,220	58.81
85.01 - 90.00	1	$311,706	3.76
90.01 - 95.00	2	$637,075	7.69
	19	**$8,286,382**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	8	$3,719,746	44.89
CO	2	$888,223	10.72
DE	1	$648,140	7.82
FL	2	$684,944	8.27
MD	1	$273,008	3.29
MA	1	$556,804	6.72
MO	1	$490,000	5.91
NJ	1	$311,735	3.76
TN	1	$325,340	3.93
TX	1	$388,442	4.69
	19	**$8,286,382**	**100.00**

Loan Group III (3/1 Hybrid CMT)

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
781 - 800	1	$388,442	4.69
761 - 780	3	$1,374,679	16.59
721 - 740	4	$1,771,339	21.38
701 - 720	3	$1,598,485	19.29
681 - 700	2	$743,331	8.97
661 - 680	1	$453,249	5.47
641 - 660	2	$637,046	7.69
621 - 640	2	$1,046,804	12.63
Missing	1	$273,008	3.29
	19	**$8,286,382**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	10	$4,295,380	51.84
PUD	6	$2,803,547	33.83
CND	2	$868,510	10.48
HI-CONDO	1	$318,944	3.85
	19	**$8,286,382**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	11	$4,534,565	54.72
RNC	7	$3,103,677	37.46
RCO	1	$648,140	7.82
	19	**$8,286,382**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	19	$8,286,382	100.00
	19	**$8,286,382**	**100.00**

Loan Group III (3/1 Hybrid CMT)

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL DOC	18	$7,920,382	95.58
REDUCED	1	$366,000	4.42
	19	**$8,286,382**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	18	$7,961,042	96.07
3.001 - 4.000	1	$325,340	3.93
	19	**$8,286,382**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
01/05	2	$784,190	9.46
02/05	1	$311,735	3.76
05/05	4	$1,802,038	21.75
06/05	9	$3,788,420	45.72
07/05	3	$1,600,000	19.31
	19	**$8,286,382**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	3	$1,095,924	13.23
32 - 37	16	$7,190,458	86.77
	19	**$8,286,382**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11.001 - 12.000	8	$3,579,442	43.20
12.001 - 13.000	10	$4,381,600	52.88
13.001 - 14.000	1	$325,340	3.93
	19	**$8,286,382**	**100.00**

Loan Group III (3/1 Hybrid CMT)

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	19	$8,286,382	100.00
	19	**$8,286,382**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	19	$8,286,382	100.00
	19	**$8,286,382**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	18	$7,961,042	96.07
3.001 - 4.000	1	$325,340	3.93
	19	**$8,286,382**	**100.00**

Loan Group IV (3/27 Hybrid LIBOR)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/27 LIBOR	103	$43,308,704	100.00
	103	**$43,308,704**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 100,000.01 to $ 150,000	1	$107,818	0.25
$ 150,000.01 to $ 200,000	4	$738,039	1.70
$ 200,000.01 to $ 250,000	6	$1,385,382	3.20
$ 250,000.01 to $ 300,000	3	$850,330	1.96
$ 300,000.01 to $ 350,000	23	$7,652,757	17.67
$ 350,000.01 to $ 400,000	20	$7,507,534	17.33
$ 400,000.01 to $ 450,000	15	$6,400,609	14.78
$ 450,000.01 to $ 500,000	10	$4,797,171	11.08
$ 500,000.01 to $ 550,000	8	$4,200,177	9.70
$ 550,000.01 to $ 600,000	2	$1,157,949	2.67
$ 600,000.01 to $ 650,000	2	$1,268,288	2.93
$ 650,000.01 to $ 700,000	2	$1,375,543	3.18
$ 700,000.01 to $ 750,000	1	$749,322	1.73
$ 750,000.01 to $1,000,000	6	$5,117,786	11.82
	103	**$43,308,704**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6.000	2	$757,685	1.75
6.125	2	$921,401	2.13
6.250	7	$2,766,615	6.39
6.375	14	$5,804,712	13.40
6.500	16	$7,489,925	17.29
6.625	12	$5,633,889	13.01
6.750	14	$5,170,018	11.94
6.875	15	$6,354,699	14.67
7.000	8	$3,530,067	8.15
7.125	2	$876,240	2.02
7.250	7	$2,796,224	6.46
7.375	3	$682,619	1.58
7.500	1	$524,610	1.21
	103	**$43,308,704**	**100.00**

Loan Group IV (3/27 Hybrid LIBOR)

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	103	$43,308,704	100.00
	103	**$43,308,704**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	1	$749,322	1.73
60.01 - 65.00	3	$1,168,485	2.70
70.01 - 75.00	13	$6,365,958	14.70
75.01 - 80.00	86	$35,024,939	80.87
	103	**$43,308,704**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	2	$499,816	1.15
CA	75	$32,058,725	74.02
CO	6	$2,554,410	5.90
CT	1	$344,000	0.79
FL	1	$426,188	0.98
IL	6	$2,773,501	6.40
MD	1	$259,562	0.60
MA	1	$528,000	1.22
MI	1	$339,427	0.78
NV	1	$242,591	0.56
NJ	2	$835,303	1.93
OR	2	$747,853	1.73
VA	3	$1,282,089	2.96
WA	1	$417,240	0.96
	103	**$43,308,704**	**100.00**

Loan Group IV (3/27 Hybrid LIBOR)

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	2	$874,087	2.02
781 - 800	4	$1,626,237	3.75
761 - 780	10	$4,769,514	11.01
741 - 760	17	$8,260,857	19.07
721 - 740	16	$7,050,365	16.28
701 - 720	14	$6,139,139	14.18
681 - 700	21	$8,011,144	18.50
661 - 680	15	$5,108,358	11.80
641 - 660	4	$1,469,003	3.39
	103	**$43,308,704**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	76	$31,684,724	73.16
PUD	20	$9,021,536	20.83
CND	7	$2,602,444	6.01
	103	**$43,308,704**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	45	$20,510,211	47.36
RCO	41	$15,366,143	35.48
RNC	17	$7,432,351	17.16
	103	**$43,308,704**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	99	$42,090,625	97.19
INV	3	$818,441	1.89
2H	1	$399,638	0.92
	103	**$43,308,704**	**100.00**

Loan Group IV (3/27 Hybrid LIBOR)

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	56	$24,550,918	56.69
NIV	29	$11,651,571	26.90
FULL DOC	18	$7,106,215	16.41
	103	**$43,308,704**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	103	$43,308,704	100.00
	103	**$43,308,704**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
04/05	2	$847,458	1.96
05/05	64	$26,628,052	61.48
06/05	37	$15,833,194	36.56
	103	**$43,308,704**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
32 - 37	103	$43,308,704	100.00
	103	**$43,308,704**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11.001 - 12.000	2	$757,685	1.75
12.001 - 13.000	89	$37,970,636	87.67
13.001 - 14.000	12	$4,580,383	10.58
	103	**$43,308,704**	**100.00**

Loan Group IV (3/27 Hybrid LIBOR)

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	103	$43,308,704	100.00
	103	**$43,308,704**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	103	$43,308,704	100.00
	103	**$43,308,704**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	103	$43,308,704	100.00
	103	**$43,308,704**	**100.00**

Loan Group V (5/1 Hybrid LIBOR Jumbo)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 LIBOR	390	$165,429,402	100.00
	390	**$165,429,402**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	2	$73,552	0.04
$ 50,000.01 to $ 100,000	4	$258,375	0.16
$ 100,000.01 to $ 150,000	6	$769,105	0.46
$ 150,000.01 to $ 200,000	2	$322,424	0.19
$ 200,000.01 to $ 250,000	3	$666,734	0.40
$ 250,000.01 to $ 300,000	9	$2,521,324	1.52
$ 300,000.01 to $ 350,000	76	$25,139,833	15.20
$ 350,000.01 to $ 400,000	109	$41,191,397	24.90
$ 400,000.01 to $ 450,000	47	$20,222,136	12.22
$ 450,000.01 to $ 500,000	46	$22,135,793	13.38
$ 500,000.01 to $ 550,000	26	$13,592,019	8.22
$ 550,000.01 to $ 600,000	20	$11,589,640	7.01
$ 600,000.01 to $ 650,000	30	$19,088,319	11.54
$ 650,000.01 to $ 700,000	3	$1,988,836	1.20
$ 700,000.01 to $ 750,000	2	$1,446,341	0.87
$ 750,000.01 to $1,000,000	5	$4,423,572	2.67
	390	**$165,429,402**	**100.00**

Loan Group V (5/1 Hybrid LIBOR Jumbo)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.125	2	$1,080,053	0.65
5.250	1	$449,469	0.27
5.375	1	$319,916	0.19
5.500	1	$647,135	0.39
5.625	6	$2,167,765	1.31
5.750	16	$7,190,572	4.35
5.875	20	$8,637,515	5.22
6.000	25	$10,662,335	6.45
6.125	32	$13,220,527	7.99
6.250	49	$21,830,888	13.20
6.375	50	$20,216,240	12.22
6.500	81	$35,088,408	21.21
6.625	51	$20,311,137	12.28
6.750	22	$9,334,170	5.64
6.875	20	$9,119,136	5.51
7.000	9	$3,379,365	2.04
7.125	2	$1,029,320	0.62
7.250	2	$745,450	0.45
	390	**$165,429,402**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	390	$165,429,402	100.00
	390	**$165,429,402**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	29	$14,522,494	8.78
50.01 - 55.00	8	$3,426,039	2.07
55.01 - 60.00	17	$8,160,897	4.93
60.01 - 65.00	18	$8,175,293	4.94
65.01 - 70.00	38	$16,330,665	9.87
70.01 - 75.00	49	$21,746,115	13.15
75.01 - 80.00	194	$79,416,858	48.01
80.01 - 85.00	4	$1,373,904	0.83
85.01 - 90.00	16	$6,099,814	3.69
90.01 - 95.00	17	$6,177,323	3.73
	390	**$165,429,402**	**100.00**

Loan Group V (5/1 Hybrid LIBOR Jumbo)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	15	$6,651,021	4.02
CA	258	$106,000,802	64.08
CO	13	$5,722,925	3.46
FL	5	$2,097,856	1.27
GA	6	$2,201,243	1.33
HI	2	$1,190,123	0.72
IL	22	$10,731,335	6.49
KY	2	$907,264	0.55
MD	2	$695,185	0.42
MA	5	$2,336,052	1.41
MI	5	$2,335,439	1.41
MN	3	$1,473,566	0.89
MO	1	$474,200	0.29
NV	1	$311,200	0.19
NH	1	$627,674	0.38
NY	4	$2,046,075	1.24
NC	1	$310,280	0.19
OH	4	$1,970,824	1.19
OR	1	$488,000	0.29
PA	3	$1,670,997	1.01
TN	1	$399,292	0.24
TX	9	$4,301,278	2.60
UT	4	$2,230,049	1.35
VA	3	$833,385	0.50
WA	17	$6,557,224	3.96
WI	2	$866,110	0.52
	390	**$165,429,402**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	4	$1,721,839	1.04
781 - 800	34	$13,555,747	8.19
761 - 780	51	$23,061,853	13.94
741 - 760	62	$26,497,985	16.02
721 - 740	63	$26,314,303	15.91
701 - 720	48	$22,470,844	13.58
681 - 700	50	$20,267,591	12.25
661 - 680	32	$13,183,168	7.97
641 - 660	25	$10,441,600	6.31
621 - 640	21	$7,914,472	4.78
	390	**$165,429,402**	**100.00**

Loan Group V (5/1 Hybrid LIBOR Jumbo)

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	268	$114,920,311	69.47
PUD	87	$36,727,574	22.20
CND	32	$12,444,081	7.52
2-4U	2	$998,099	0.60
HI-CONDO	1	$339,337	0.21
	390	**$165,429,402**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	191	$80,676,058	48.77
RNC	135	$60,498,857	36.57
RCO	64	$24,254,487	14.66
	390	**$165,429,402**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	381	$161,224,408	97.46
2H	8	$3,689,130	2.23
INV	1	$515,863	0.31
	390	**$165,429,402**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL DOC	289	$122,315,304	73.94
REDUCED	98	$42,038,008	25.41
STATED	3	$1,076,090	0.65
	390	**$165,429,402**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	384	$163,193,394	98.65
3.001 - 4.000	6	$2,236,008	1.35
	390	**$165,429,402**	**100.00**

Loan Group V (5/1 Hybrid LIBOR Jumbo)

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11/06	1	$337,193	0.20
12/06	8	$3,219,498	1.95
01/07	27	$9,968,750	6.03
02/07	1	$496,904	0.30
03/07	1	$602,767	0.36
04/07	25	$9,569,680	5.78
05/07	124	$52,429,441	31.69
06/07	132	$58,172,381	35.16
07/07	71	$30,632,788	18.52
	390	**$165,429,402**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
50 - 55	37	$14,022,345	8.48
56 - 61	353	$151,407,056	91.52
	390	**$165,429,402**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	72	$31,154,759	18.83
11.001 - 12.000	312	$131,569,112	79.53
12.001 - 13.000	6	$2,705,531	1.64
	390	**$165,429,402**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	2	$930,761	0.56
5.000	388	$164,498,641	99.44
	390	**$165,429,402**	**100.00**

Loan Group V (5/1 Hybrid LIBOR Jumbo)

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	389	$165,111,723	99.81
2.250	1	$317,679	0.19
	390	**$165,429,402**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	383	$162,851,394	98.44
3.001 - 4.000	7	$2,578,008	1.56
	390	**$165,429,402**	**100.00**

Loan Group VI (5/25 Hybrid LIBOR)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 CMT	3	$784,956	0.42
5/25 LIBOR	394	$186,307,830	99.58
	397	**$187,092,787**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 50,000.01 to $ 100,000	1	$74,400	0.04
$ 100,000.01 to $ 150,000	4	$543,037	0.29
$ 150,000.01 to $ 200,000	9	$1,669,044	0.89
$ 200,000.01 to $ 250,000	6	$1,354,050	0.72
$ 250,000.01 to $ 300,000	3	$793,142	0.42
$ 300,000.01 to $ 350,000	87	$28,503,298	15.23
$ 350,000.01 to $ 400,000	69	$26,075,377	13.94
$ 400,000.01 to $ 450,000	46	$19,723,085	10.54
$ 450,000.01 to $ 500,000	50	$24,035,986	12.85
$ 500,000.01 to $ 550,000	30	$15,759,284	8.42
$ 550,000.01 to $ 600,000	21	$12,072,259	6.45
$ 600,000.01 to $ 650,000	22	$13,937,747	7.45
$ 650,000.01 to $ 700,000	6	$4,073,558	2.18
$ 700,000.01 to $ 750,000	7	$5,064,573	2.71
$ 750,000.01 to $1,000,000	31	$27,007,265	14.44
$1,000,000.01 to $1,500,000	5	$6,406,681	3.42
	397	**$187,092,787**	**100.00**

Loan Group VI (5/25 Hybrid LIBOR)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6.000	2	$725,181	0.39
6.125	2	$909,126	0.49
6.250	2	$1,347,722	0.72
6.375	3	$1,288,350	0.69
6.500	17	$7,735,508	4.13
6.625	43	$20,511,191	10.96
6.750	47	$21,361,031	11.42
6.875	85	$36,456,510	19.49
7.000	62	$31,547,552	16.86
7.125	49	$24,148,114	12.91
7.250	45	$22,055,313	11.79
7.375	21	$9,104,298	4.87
7.500	14	$7,174,796	3.83
7.625	3	$1,334,596	0.71
7.750	1	$997,500	0.53
8.125	1	$396,000	0.21
	397	**$187,092,787**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	397	$187,092,787	100.00
	397	**$187,092,787**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	3	$1,310,667	0.70
50.01 - 55.00	5	$3,692,990	1.97
55.01 - 60.00	8	$4,973,083	2.66
60.01 - 65.00	7	$4,243,839	2.27
65.01 - 70.00	19	$11,553,809	6.18
70.01 - 75.00	28	$15,909,962	8.50
75.01 - 80.00	326	$144,868,437	77.43
85.01 - 90.00	1	$540,000	0.29
	397	**$187,092,787**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	6	$2,511,718	1.34
CA	318	$154,865,968	82.77
CO	4	$1,836,286	0.98
CT	2	$425,451	0.23

Loan Group VI (5/25 Hybrid LIBOR)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
DC	3	$1,161,119	0.62
FL	4	$1,475,129	0.79
GA	10	$3,459,386	1.85
IL	3	$1,297,904	0.69
MD	2	$938,360	0.50
MA	2	$1,935,522	1.03
MI	1	$365,800	0.20
MN	1	$524,537	0.28
MT	1	$415,333	0.22
NV	4	$1,876,362	1.00
NJ	1	$479,587	0.26
NY	3	$1,620,919	0.87
NC	2	$761,853	0.41
OR	6	$1,803,435	0.96
PA	1	$304,000	0.16
SC	2	$785,099	0.42
VA	4	$1,953,367	1.04
WA	17	$6,295,652	3.36
	397	**$187,092,787**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	3	$1,878,617	1.00
781 - 800	15	$6,061,744	3.24
761 - 780	34	$16,980,316	9.08
741 - 760	49	$25,744,764	13.76
721 - 740	50	$21,645,424	11.57
701 - 720	64	$28,824,924	15.41
681 - 700	87	$41,595,790	22.23
661 - 680	66	$30,211,249	16.15
641 - 660	27	$12,825,959	6.86
621 - 640	2	$1,324,000	0.71
	397	**$187,092,787**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	274	$127,449,515	68.12
PUD	85	$42,775,449	22.86
CND	34	$14,930,225	7.98
2-4U	3	$1,119,696	0.60
HI-CONDO	1	$817,901	0.44
	397	**$187,092,787**	**100.00**

Loan Group VI (5/25 Hybrid LIBOR)

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	233	$111,899,069	59.81
RNC	78	$39,084,974	20.89
RCO	86	$36,108,744	19.30
	397	**$187,092,787**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	391	$185,137,277	98.95
2H	3	$1,574,250	0.84
INV	3	$381,259	0.20
	397	**$187,092,787**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	199	$91,950,670	49.15
NIV	120	$55,491,954	29.66
FULL DOC	78	$39,650,162	21.19
	397	**$187,092,787**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	397	$187,092,787	100.00
	397	**$187,092,787**	**100.00**

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
06/06	1	$418,463	0.22
07/06	1	$181,312	0.10
01/07	2	$1,075,903	0.58
02/07	1	$185,181	0.10
04/07	12	$5,274,680	2.82
05/07	225	$108,186,676	57.83
06/07	155	$71,770,571	38.36
	397	**$187,092,787**	**100.00**

Loan Group VI (5/25 Hybrid LIBOR)

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
43 - 49	2	$599,776	0.32
50 - 55	3	$1,261,084	0.67
56 - 61	392	$185,231,928	99.01
	397	**$187,092,787**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	1	$540,000	0.29
11.001 - 12.000	262	$121,342,169	64.86
12.001 - 13.000	133	$64,814,617	34.64
13.001 - 14.000	1	$396,000	0.21
	397	**$187,092,787**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	3	$784,956	0.42
5.000	394	$186,307,830	99.58
	397	**$187,092,787**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	394	$186,307,830	99.58
2.000	3	$784,956	0.42
	397	**$187,092,787**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	397	$187,092,787	100.00
	397	**$187,092,787**	**100.00**

Loan Group VII (7/1 & 10/1 Hybrids)

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10/1 LIBOR	20	$8,953,092	13.50
7/1 CMT	72	$26,523,909	40.00
7/1 LIBOR	75	$30,832,407	46.50
	167	**$66,309,408**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 50,000.01 to $ 100,000	1	$60,626	0.09
$ 100,000.01 to $ 150,000	12	$1,502,270	2.27
$ 150,000.01 to $ 200,000	7	$1,281,173	1.93
$ 200,000.01 to $ 250,000	7	$1,537,832	2.32
$ 250,000.01 to $ 300,000	5	$1,418,797	2.14
$ 300,000.01 to $ 350,000	38	$12,561,954	18.94
$ 350,000.01 to $ 400,000	31	$11,666,657	17.59
$ 400,000.01 to $ 450,000	21	$8,924,166	13.46
$ 450,000.01 to $ 500,000	13	$6,162,649	9.29
$ 500,000.01 to $ 550,000	7	$3,718,298	5.61
$ 550,000.01 to $ 600,000	10	$5,811,865	8.76
$ 600,000.01 to $ 650,000	7	$4,415,483	6.66
$ 750,000.01 to $1,000,000	8	$7,247,638	10.93
	167	**$66,309,408**	**100.00**

Loan Group VII (7/1 & 10/1 Hybrids)

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.250	1	$408,583	0.62
5.625	3	$758,314	1.14
5.750	9	$2,344,501	3.54
5.875	2	$386,062	0.58
6.000	4	$1,644,819	2.48
6.125	11	$3,927,414	5.92
6.250	18	$7,323,326	11.04
6.375	21	$8,582,508	12.94
6.500	22	$10,489,314	15.82
6.625	19	$8,084,032	12.19
6.750	22	$8,336,975	12.57
6.875	16	$6,573,158	9.91
7.000	13	$4,889,704	7.37
7.125	1	$357,053	0.54
7.250	2	$1,429,770	2.16
7.500	1	$360,463	0.54
7.625	2	$413,413	0.62
	167	**$66,309,408**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	167	$66,309,408	100.00
	167	**$66,309,408**	**100.00**

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	11	$5,159,081	7.78
50.01 - 55.00	11	$4,736,765	7.14
55.01 - 60.00	9	$4,064,257	6.13
60.01 - 65.00	9	$4,573,629	6.90
65.01 - 70.00	11	$4,717,547	7.11
70.01 - 75.00	27	$11,737,632	17.70
75.01 - 80.00	78	$27,781,527	41.90
80.01 - 85.00	2	$491,243	0.74
85.01 - 90.00	6	$1,379,267	2.08
90.01 - 95.00	1	$360,463	0.54
95.01 - 100.00	2	$1,307,998	1.97
	167	**$66,309,408**	**100.00**

Loan Group VII (7/1 & 10/1 Hybrids)

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	3	$1,261,818	1.90
CA	73	$29,798,519	44.94
CO	7	$3,280,606	4.95
CT	1	$520,000	0.78
DC	1	$343,063	0.52
FL	4	$1,264,052	1.91
GA	17	$3,730,336	5.63
IL	7	$2,886,383	4.35
IN	2	$585,163	0.88
KS	2	$612,171	0.92
MD	3	$2,183,651	3.29
MA	5	$2,002,751	3.02
MI	2	$1,354,037	2.04
MN	2	$771,971	1.16
NJ	5	$2,140,690	3.23
NY	1	$617,847	0.93
NC	1	$595,952	0.90
OH	1	$386,050	0.58
OR	2	$768,052	1.16
PA	5	$1,458,369	2.20
SC	1	$165,782	0.25
TN	1	$121,181	0.18
TX	5	$3,440,042	5.19
UT	2	$773,302	1.17
VA	8	$2,978,326	4.49
WA	5	$1,946,600	2.94
WV	1	$322,695	0.49
	167	**$66,309,408**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	2	$772,025	1.16
781 - 800	9	$3,440,490	5.19
761 - 780	27	$12,199,446	18.40
741 - 760	37	$15,148,729	22.85
721 - 740	18	$7,218,491	10.89
701 - 720	20	$7,914,603	11.94
681 - 700	6	$2,757,808	4.16
661 - 680	17	$7,167,201	10.81
641 - 660	10	$3,654,905	5.51
621 - 640	8	$3,477,799	5.24
601 - 620	1	$347,749	0.52
581 - 600	1	$418,739	0.63
Missing	11	$1,791,423	2.70
	167	**$66,309,408**	**100.00**

Loan Group VII (7/1 & 10/1 Hybrids)

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	105	$43,248,460	65.22
PUD	41	$14,971,962	22.58
CND	17	$6,248,204	9.42
2-4U	2	$1,070,162	1.61
HI-CONDO	2	$770,619	1.16
	167	**$66,309,408**	**100.00**

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	72	$29,792,440	44.93
RNC	72	$27,777,744	41.89
RCO	23	$8,739,225	13.18
	167	**$66,309,408**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	163	$65,082,208	98.15
2H	4	$1,227,201	1.85
	167	**$66,309,408**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL DOC	111	$43,237,772	65.21
REDUCED	53	$21,613,490	32.59
NINA	2	$862,193	1.30
NIV	1	$595,952	0.90
	167	**$66,309,408**	**100.00**

Range of Margin
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	166	$65,948,946	99.46
3.001 - 4.000	1	$360,463	0.54
	167	**$66,309,408**	**100.00**

Loan Group VII (7/1 & 10/1 Hybrids)

Next Interest Adjustment Date
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
09/08	2	$1,156,937	1.74
10/08	3	$668,743	1.01
11/08	8	$1,522,484	2.30
12/08	8	$3,342,151	5.04
01/09	33	$12,998,785	19.60
02/09	15	$5,791,720	8.73
03/09	6	$2,169,341	3.27
04/09	8	$3,704,522	5.59
05/09	21	$8,131,735	12.26
06/09	26	$10,473,567	15.79
07/09	17	$7,396,331	11.15
12/11	12	$4,934,552	7.44
01/12	8	$4,018,540	6.06
	167	**$66,309,408**	**100.00**

Range of Months to Roll
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
74 - 79	69	$25,480,820	38.43
80 - 85	78	$31,875,496	48.07
Greater than 85	20	$8,953,092	13.50
	167	**$66,309,408**	**100.00**

Lifetime Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	19	$5,542,278	8.36
11.001 - 12.000	141	$57,675,019	86.98
12.001 - 13.000	7	$3,092,111	4.66
	167	**$66,309,408**	**100.00**

Initial Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	1	$622,776	0.94
5.000	166	$65,686,632	99.06
	167	**$66,309,408**	**100.00**

Loan Group VII (7/1 & 10/1 Hybrids)

Subsequent Periodic Rate Cap
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	1	$531,413	0.80
2.000	166	$65,777,995	99.20
	167	**$66,309,408**	**100.00**

Lifetime Rate Floor
(Excludes 0 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	166	$65,948,946	99.46
3.001 - 4.000	1	$360,463	0.54
	167	**$66,309,408**	**100.00**